FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO.1-31561)

NEWS RELEASE

Coeur Reports Favorable Feasibility Study Update at Its Major Development Projects

- Updated Kensington Gold Mineral Inventory Has Potential to Increase Future Mine Life — Lower Capital and Operating Costs Now Expected at San Bartolome — Lower Capital and Operating Costs Now Expected at San Bartolome — Both Projects Expected to Reach Production in 2006 -

COEUR D’ALENE, Idaho, Jun 28, 2004 /PRNewswire-FirstCall via COMTEX/ — Coeur d’Alene Mines Corporation (NYSE: CDE) the world’s largest primary silver producer and a growing gold producer, today announced updated results from its feasibility studies at its two major development projects, showing improved economics at both the San Bartolome (Bolivia) silver project and the Kensington (Alaska) gold project.

“Based on updated, independent feasibility work on San Bartolome and Kensington, we are pleased to report improved construction and operating parameters at these major development projects,” said Dennis E. Wheeler, Chairman and Chief Executive Officer. “At Kensington, the Company’s new geologic model has resulted in an update in the property’s mineralized material inventory which indicates the opportunity for a 50% increase in mine life beyond the initial 10-year estimate, while capital and operating costs remain well within previously estimated pre-feasibility parameters.”

“As a result of continued engineering at San Bartolome, projected capital and operating cost estimates have declined significantly, with estimated construction costs declining by 20% from earlier feasibility-study estimates, and cash operating costs declining 5% to $3.55 per ounce of silver,” stated Bob Martinez, President and Chief Operating Officer. “Both projects provide good returns at current metals prices, and are expected to increase silver production by 40% and gold production by 75% over current levels commencing in 2006,” Mr. Martinez added.

Mineral Inventory — Kensington (Alaska)

At Coeur’s 100%-owned Kensington gold project, located 45 miles northwest of Juneau, Alaska, updated feasibility work has defined higher-grade portions of mineralized material to supplement the 1.0 million ounces of proven and probable gold reserves. Current reserves measure 4.2 million tons at 0.25 ounces per ton for an estimated 100,000 ounces of production per year for 10 years.

The higher-grade mineralized material surrounded the main Kensington Vein System measures an estimated 2.4 million tons measuring 0.302 ounces per ton.

“This much higher grade of mineralized material indicates a strong opportunity to increase the Kensington mine life by as much as 50% beyond our initial estimates, which significantly enhances project economics,” Mr. Martinez said. “Meanwhile, we still see significant exploration upside potential at both Kensington and the adjacent Jualin property.”

Estimated construction costs are at Kensington are $91.5 million, with projected cash operating costs of $220 per ounce of gold. The current estimates are within the original estimated range set by the pre-feasibility.

With the release of the remaining draft permits for public comment by the EPA, Army Corps of Engineers and the State of Alaska, all major permits required for construction are now in the final phases of review and comment. With the release of the Draft NPDES last week, Alaska Governor Frank Murkowski singled out Kensington as a major example of cooperation between federal and state permitting agencies, and an example of a project with a potential long-term economic impact on the region.

Capital and operating cost reduction at San Bartolome

Based on updated feasibility work by an independent engineering company, the capital cost of San Bartolome is now estimated at $105 million, a 20% reduction from previous estimates. In addition, operating costs are now estimated at $3.55 per ounce of silver, a reduction of 5% from the $3.75 per ounce level previously estimated. The reductions in both capital and operating costs are the result of an initial focus in mining and processing of the silver ores and replacing filtered tailings disposal with paste tailings disposal. Ongoing feasibility work continues to analyze adding a tin plant to the mine to recover the tin reserves. This additional engineering work is scheduled for completion in the third quarter.

The mine, which is also 100% Coeur-owned, is expected to produce approximately six million ounces of silver in its first full year, increasing to eight million ounces per year. Current proven and probable reserves measure 123 million ounces of silver.

Last week, the Vice Ministries of Mining, Environment and Sustainable Development in Bolivia issued the two final environmental permits for San Bartolome.

Both Kensington and San Bartolome remain on-track for production commencing in 2006.

About Coeur d’ Alene Mines

Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia. In 2004, Coeur expects to produce 133,000 ounces of gold and 14.5 million ounces of silver. The company also has an active exploration program on its large land positions at operations in Idaho, Chile and Argentina., and early stage exploration concessions in Tanzania. A review of company operations and exploration programs are available at the company website www.coeur.com.

CONTACT: Tony Ebersole, Investor Relations 800-523-1535

Cautionary Statement

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. In addition, Coeur has proposed to enter into a business combination transaction with Wheaton River Minerals Ltd. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED

TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: 208-667-3511.

SOURCE Coeur d’Alene Mines Corporation

Tony Ebersole, Investor Relations of Coeur d’Alene Mines Corporation, 800-523-1535

http://www.coeur.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Coeur d’Alene Mines’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report or Form 10-K for the most recently ended fiscal year.

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